February 8, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20002

Cutter & Buck Inc.

Form 10-K for Fiscal Year Ended April 30, 2005

Form 10-K/A for Fiscal Year Ended April 30, 2005

Forms 10-Q for Fiscal Quarters Ended July 31, 2005 and October 31, 2005

Filed July 14, 2005, August 26, 2005, September 9, 2005 and December 9, 2005

File No. 0-26608

Dear Mr. Ohsiek, Jr.,

This letter responds to the comments of the Staff set forth in your letter dated January 27, 2006.  Our responses are set forth below and are numbered to correlate to the paragraphs of your January 27, 2006 letter.

Form 10-K for Fiscal Year Ended April 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.                                       The disclosure of “Ongoing wholesale business income before tax” is not being reported by the Company effective with its Form 10-Q for the fiscal quarter ended July 31, 2005.  The Company does not have present intentions to include any non-GAAP measures of performance in future filings.  However, if in the future we have a compelling reason to do so, we will review the relevant requirements of Item 10 of Regulation S-K to ensure that such disclosures are permissible and in compliance.

Item 9A. Controls and Procedures, page 22

2. & 3.              Our procedures to evaluate the effectiveness of our disclosure controls and procedures were designed to test the effectiveness of timely recording, processing, summarizing, and reporting material information.  We confirm that we did conclude that such controls and procedures were effective for the periods ended April 30, 2005, July 31, 2005, and October 31, 2005.  Assuming our disclosure controls and procedures continue to be determined effective in providing reasonable assurance, we will amend the last sentence of our report on the

Evaluation of Disclosure Controls and Procedures in future filings to read as follows:

“Based on this evaluation, our principal executive and financial officers concluded that, as of [period end date], our disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.”

Notes to Consolidated Financial Statements, page 32

General

4.                                       Cutter & Buck Inc. (the “Company”) has one operating segment, the design, sourcing, and marketing of men’s and women’s sportswear, fashion, and outerwear apparel.  Per your request we have reviewed paragraphs 10 through 15 of SFAS 131 and provide the following support for our assertion that we have only one operating segment.

The Company’s product is sportswear apparel.  Our organizational structure supports the design, development, marketing and distribution of sportswear apparel without regard to distribution channel.  All of our distribution channels sell the same products out of the same “pool” of inventory which is purchased and stored together at one distribution facility.  As explained below, internally we track certain financial information by distribution channel.  However the CODM evaluates performance and makes decisions about resource allocations based on the Company’s overall financial results.

Within our operating segment we have six distribution channels for which we use the term business unit: corporate, golf, specialty retail, consumer direct, international and other.  Internally we track revenue and certain other financial and operating statistics for each of these channels using internally developed measures that do not include all expense and reserve allocations.  These internal measures are used primarily for tracking performance relative to forecasts and budgets, for internal control purposes, and for information regarding general sales and margin trends in each channel.  They are not used as a basis for evaluating the profitability of each channel or for allocating resources.

For example, the Company uses a measure of “direct gross margin” for each distribution channel.  “Direct gross margin” represents the net sales price of an item sold less the standard cost of that item.  “Direct gross margin” does not include certain significant cost of sales and reserve items such as inventory valuation allowances, inventory standard cost variances, and adjustments to reserves for future returns and sales allowances.  Such costs are not allocated to the business units.  We use this “direct gross margin” measure within the MD&A when discussing channel influences on overall Company gross margins, but we do not report those numbers.  Because this measure does not include allocations of significant cost of goods sold and reserve items to the channels, they are not used by the CODM to make decisions about resource allocations or to evaluate the performance of each channel.  Rather, the CODM evaluates performance and makes resource allocation decisions based on the Company’s overall financial results.

For the reasons described above we have one operating segment.  We will continually evaluate our business each quarter with respect to the reporting guidance of SFAS 131.

Exhibits 31.1 and 31.2

5.                                       We confirm that the inclusion of the CEO and CFO titles was not intended to limit the capacity in which our CEO and CFO provided the certifications.  The titles of the certifying officers were included to aid the reader in identifying who the individual is pursuant to the requirements of Item 601(b)(31) of Regulation S-K.  We comprehended the term “identify,” as used in the regulation, to be more than naming that individual.  At your request, we will remove it from the body of the certification text.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in our filings.  We further acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above addresses your comments.  If you have any questions, please contact me at (206) 830-6640.

Sincerely,

Cutter & Buck Inc.

/s/ ERNEST R. JOHNSON
Ernest R. Johnson
Chief Financial Officer

Cc:                               John T. Wyatt

Lane Powell Spears Lubersky LLP

Ernst & Young LLP